Exhibit 99.1

FLY Leasing Limited Citi Credit Conference November 15, 2012
Caution Concerning Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for Fly Leasing Limited's (FLY) future business and financial performance, and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in FLY's Annual Report on Form 20-F and the 6-K for the quarter ending September 30, 2012 filed with the SEC on November 12, 2012. FLY undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise. The information contained in this Lender Presentation is strictly confidential and shall not be shared, disclosed or provided to any third party without the prior written consent of Fly Leasing Limited.
Aircraft Portfolio 110 Aircraft* 89% Narrow Body Aircraft Age 9.2 Years* (weighted average by NBV) Customers 53 Airlines in 29 Countries* Remaining Lease Term 3.1 Years* (weighted average by NBV) Aligned Interest FLY Owns 15% of BBAM; BBAM Principals Own 4% of FLY Manager Scale World's Third Largest Aircraft Lease Manager Aircraft Under Management 450 Valued at +$13 billion Leased to 200+ Airlines in 50+ Countries Employees 120 Employees in 9 Offices Worldwide Founded 1989, 23-year Operating History Offices San Francisco, Incline, Dublin, NYC, London, Zurich, Tokyo, Singapore, Santiago Ownership Acquired by Management Team in April 2010; FLY owns 15% Founded Founded and Listed on NYSE in 2007 (NYSE: "FLY") : Manager & Servicer FLY & BBAM at a Glance * As of September 30, 2012.
Corporate Strategy Maximize benefits of BBAM management-scope, scale and predictable costs Manage liabilities using long-term, secured financing with limited refinancing and covenant risk Maximize returns by capitalizing on mispriced assets and liabilities Minimize interest rate risk, currency risk and cash taxes Fleet Strategy Grow primarily through sale-lease backs and third party acquisitions; will not pursue new orders Focus on modern, widely-used narrow bodies Consider select wide bodies when priced and financed attractively Sell aircraft to manage fleet age, improve credit and jurisdictional diversification and/or achieve premium prices Pursue long leases globally, subject to lessee credit and jurisdiction analysis Achieve lessee and geographical diversity-no single lessee or jurisdiction to comprise a material exposure FLY's Core Business Principles
Diversified Lessees- 53 Airlines (4) Top 10 Lessees by Contracted Revenue (1) (4) Footnotes: Data as of September 30,2012. Includes one freighter. One A330-200, one A340-300, two A340-600s, one B747-400 and one B767-300ER. Based on annual contracted rent. Modern Fleet-9.2 Yr Average Age (1) Modern Fleet-9.2 Yr Average Age (1) A320 Family 47 B737 Next Generation 37 B737 Classic (2) 3 B757 (2) 11 B717 6 Wide Body (3) 6 Total 110 % Narrow body 89% FLY's Attractive Portfolio of Leased Aircraft Lessee % of Revenue 8.1% 5.2% 5.2% 4.7% 4.4% 4.2% 3.7% 3.5% 3.2% 2.7% TOP TEN LESSEES 44.9% Diversified Lessees- 53 Airlines in 29 countries (1) (4) Diversified Lessees- 53 Airlines in 29 countries (1) (4) Europe 44% India, Asia & South Pacific 27% North America 13% Latin & South America 10% Middle East & Africa 6% Total 100%
15% Ownership 1 million shares (~4%) (2) Servicing and Management Agreements BBAM Note: As of September 30, 2012. Assumes all novations have occurred for Term Loan. (1) Excludes Joint Venture with four aircraft. (2) 1 million FLY shares owned by principals of BBAM through Summit Aviation. FLY (1) Securitization (37 Aircraft) Term Loan (23 Aircraft) NordLB Facility (19 Aircraft) BOS Facility (11 Aircraft) Other Aircraft Financings (20 Aircraft) Public Float (~96%) FLY Ownership and Organizational Chart
(1) Face amount of debt excluding debt discounts. Excludes amortization of loan fees and discount; reflects interest rate swaps and policy provider premiums. Includes $30.2m of debt relating to an aircraft that novated to the Term Loan in November 2012. Aircraft count assumes all aircraft were novated into the Term Loan as of September 30, 2012. Debt maturities match lease maturities. Defined as net debt to total shareholder's equity. FLY is committed to reducing leverage to < 3.5x (6) Attractive Financing-No Meaningful Maturities Until 2018
Sales of a range of aircraft - type, age and lessees - all at gains to Net Book Value Strategy to manage fleet age, credit and jurisdictional diversification and/or achieve premium pricing Aircraft Type DOM Lessee Date of Sale Aircraft Age at Sale Sales Price Gain A320-200 1996 Swiss Sept. 2008 13 yrs $21.3 million $5.0 million A320-200 1995 Swiss Oct. 2008 13 yrs $21.8 $6.5 A320-200 1995 Swiss Sept. 2010 15 yrs $15.3 $3.1 B737-800 2006 SpiceJet Sept. 2010 4 yrs $38.9 $3.8 B737-800 2006 Air China Sept. 2010 4 yrs $38.6 $2.0 B757-200 1989 Omni Nov. 2010 21 yrs $14.6 $4.5 B737-800 2006 SpiceJet Nov. 2011 6 yrs $40.3 $7.4 B777-200ER 2004 KLM Dec. 2011 8 yrs $98.6 $1.7 A320-200 1995 Swiss Jun. 2012 17 yrs $14.0 $3.3 A320-200 1995 Swiss Jun. 2012 17 yrs $14.0 $4.1 B737-700 2001 Transavia Jun. 2012 11 yrs $21.2 $1.1 Total $338.6 million $42.5 million FLY's Aircraft Sales All at Gains to Net Book Value
Recently closed a $250m acquisition facility with a two year revolving period + three year term The next 24 months will likely be an attractive time to acquire aircraft Bank debt for airlines is scarce Export credit finance is more expensive Sale-lease backs are now more attractive to airlines FLY has not made forward orders with the manufacturers Pre-delivery payments are not an efficient use of capital Aircraft leasing is cyclical No visibility on the financing availability and pricing on delivery date Limited visibility on future lease rates and lessee credit quality at delivery Airlines traditionally obtain the best pricing as the core customers of Airbus and Boeing FLY will purchase new to mid-aged aircraft via sale-lease backs and third party transactions Allows for full visibility of lessee credit, lease rate and financing costs <5 year old aircraft supplemented by strategic mid-aged aircraft to boost returns Near-Term Fleet Growth Strategy
Modern Fleet Generating Strong Cash Flow Fuel-efficient, high demand narrow body aircraft Predictable income from leases with a 3.1 year average remaining term Diversified customer base by geography and lessee Attractive Long-Term Debt Refinanced 2012 / 2013 debt maturities through a $395m term loan No major refinancing requirements until 2018 Closed a $250m acquisition facility with 2 year revolving + 3 year term Goal to reduce leverage to less than 3.5x net debt to equity Record of Enhancing Value Sold 11 aircraft all at premiums to net book value Repurchased 24% of IPO shares at a weighted average price of $7.91 per share Managed by BBAM, an Industry Leader Originated 600+ aircraft valued at over $20bn Veteran management team across full service platform Strong Industry Dynamics Air traffic grows at 1.5 - 2.0 x GDP RPKs have doubled every 15 years; expected to double again in next 15 years Leased aircraft - a large and growing percentage of global fleet Strong growth demand from developing markets Re-fleeting required in mature markets Investment Highlights
Appendix 1: Term Loan Collateral Summary
Aircraft Manufacturer Aircraft Type (2) Aircraft Model Aircraft Age In Years Collateral Breakdown (1) Weighted by LMM appraised base value as of September 30, 2012. Sum may not equal to 100% due to rounding.
Lessee Remaining Lease Term (2) Country of Lessee Cape Town / Non-Cape Town Collateral Breakdown (1) (cont'd) Weighted by LMM appraised base value as of September 30, 2012. Does not include two 7 year leases that began after September 30, 2012.